AGREEMENT OF MERGER

DATED AS OF NOVEMBER 3, 2011

BY AND AMONG

KENTUCKY FIRST FEDERAL BANCORP

AND

CKF BANCORP, INC.

AND

CENTRAL KENTUCKY FEDERAL SAVINGS BANK

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ARTICLE VI Conditions to Consummation		58
6.1	Conditions to Each Party’s Obligations	58
6.2	Conditions to the Obligations of the Kentucky First	59
6.3	Conditions to the Obligations of the CKF Parties	60
ARTICLE VII Termination		61
7.1	Termination	61
7.2	Termination Fee	62
7.3	Effect of Termination	63
ARTICLE VIII Certain Other Matters		63
8.1	Interpretation	63
8.2	Survival	64
8.3	Waiver; Amendment	64
8.4	Counterparts	64
8.5	Governing Law	64
8.6	Expenses	64
8.7	Notices	64
8.8	Entire Agreement; etc.	65
8.9	Successors and Assigns; Assignment	65
8.10	Specific Performance	65

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Plan of Bank Merger
Exhibit C	Form of Employment Agreements

ii

Agreement of Merger

This is an Agreement of Merger, dated as of the 3rd day of November, 2011 (“Agreement”), by and among Kentucky First Federal Bancorp, a Federal corporation (“Kentucky First”), and CKF Bancorp, Inc., a Delaware corporation (“CKF Bancorp”), and Central Kentucky Federal Savings Bank, a Federal savings bank (“Central Kentucky Federal” and together with CKF Bancorp, collectively referred to as the “CKF Parties”).

Introductory Statement

The Board of Directors of Kentucky First and each of the CKF Parties has determined that this Agreement and the business combinations and related transactions contemplated hereby are advisable and in the respective best interests of Kentucky First or the CKF Parties, as the case may be, and in the best long-term interests of the stockholders of each of Kentucky First or the CKF Parties, as the case may be.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the IRC.

Kentucky First and the CKF Parties desire to make certain representations, warranties and agreements in connection with the business combinations and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Kentucky First’s willingness to enter into this Agreement, each of the members of the Board of Directors of CKF Bancorp has entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she will vote his or her shares of CKF Bancorp Common Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I
Definitions

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Bank Merger	Section 2.13
Cash Consideration	Section 2.5(a)
Cash Election	Section 2.6(b)
Cash Election Shares	Section 2.6(b)
Central Kentucky Federal	preamble
Certificate of Merger	Section 2.3
Certificate(s)	Section 2.6(c)
Change of Recommendation	Section 5.8(b)
CKF Bancorp	preamble
CKF Bancorp Employee Plans	Section 3.2(r)(i)
CKF Bancorp Option	Section 2.11
CKF Parties	preamble
CKF Bancorp Pension Plan	Section 3.2(r)(iii)
CKF Bancorp Property	Section 5.15
CKF Bancorp Qualified Plan	Section 3.2(r)(iv)
CKF Reports	Section 3.2(g)
Closing	Section 2.2
Closing Date	Section 2.2
Continuing Employee	Section 5.11(a)
Disclosure Letter	Section 3.1
Dissenters’ Shares	Section 2.12
Effective Time	Section 2.3
Election Deadline	Section 2.6(c)
Election Form	Section 2.6(a)
Environmental Consultant	Section 5.15
Exchange Agent	Section 2.6(c)
Exchange Ratio	Section 2.5(a)
Fee	Section 7.2(a)
Indemnified Party	Section 5.12(a)
Intellectual Property	Section 3.2(p)
Kentucky First	preamble
Kentucky First Common Stock	Section 2.5(a)
Kentucky First Employee Plans	Section 3.3(p)(i)
Kentucky First Price	Section 2.5(a)
Kentucky First’s Reports	Section 3.3(g)
Kentucky First Pension Plan	Section 3.3(p)(iii)
Kentucky First Qualified Plan	Section 3.3(p)(iv)
Letter of Transmittal	Section 2.7(a)
Mailing Date	Section 2.6(a)
Maximum Insurance Amount	Section 5.12(c)

Measurement Period	Section 2.5(a)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Mixed Election	Section 2.6(b)
Non-Election	Section 2.6(b)
Non-Election Shares	Section 2.6(b)
Proxy Statement-Prospectus	Section 5.9(a)
Registration Statement	Section 5.9(a)
Representative	Section 2.6(b)
Shortfall Number	Section 2.6(e)(ii)
Stock Consideration	Section 2.5(a)
Stock Conversion Number	Section 2.6(d)
Stock Election	Section 2.6(b)
Stock Election Number	Section 2.6(b)
Stock Election Shares	Section 2.6(b)
Stockholder Meeting	Section 5.8
Subsequent Bank Merger	Section 5.11(b)
Surviving Corporation	Section 2.1
Trading Day	Section 2.5(a)

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving CKF Bancorp or Central Kentucky Federal; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of CKF Bancorp’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of CKF Bancorp’s capital stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

“Banks” means First Federal of Hazard and First Federal of Frankfort.

“Business Day” means any day other than a Saturday, Sunday or Federal holiday.

“CKF Bancorp Common Stock” means the common stock, par value $.01 per share, of CKF Bancorp.

“CRA” means the Community Reinvestment Act.

“DGCL” means the Delaware General Corporation Law, as from time to time amended, and any successor thereto.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect.  The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with CKF Bancorp under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“ESOP” means an employee stock ownership plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares of CKF Bancorp Common Stock held directly or indirectly by Kentucky First (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“First Federal of Frankfort” means First Federal Savings Bank of Frankfort, a Federal savings association.

“First Federal of Hazard” means First Federal Savings and Loan Association of Hazard, a Federal savings association.

“Frankfort First” means Frankfort First Bancorp, Inc., a Delaware corporation and wholly owned subsidiary of Kentucky First.

“GAAP” means generally accepted accounting principles.

“Governmental Entity” means the OTS, the OCC as the successor to the OTS with respect to regulation of savings associations and the Board of Governors of the Federal Reserve System as the successor to the OTS with respect to regulation of savings and loan holding companies, any court, regulatory or administrative agency, authority  or commission or other governmental authority or instrumentality, or any self-regulatory authority.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“knowledge” means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect, circumstance, occurrence or change which is material and adverse to the business, financial condition or results of operations of CKF Bancorp or Kentucky First, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Kentucky First or CKF Bancorp taken with the prior written consent of the other, (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, or (v) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, shall not be considered in determining if a Material Adverse Effect has occurred.

“OCC” means the Office of the Comptroller of the Currency.

“OTS” means the Office of Thrift Supervision, or the OCC as the successor to the OTS with respect to regulation of savings associations or the Board of Governors of the Federal Reserve System as the successor to the OTS with respect to regulation of savings and loan holding companies.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which CKF Bancorp or Kentucky First, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) CKF Bancorp’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of CKF Bancorp than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which Kentucky First has received written evidence of such person’s ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of CKF Bancorp Common Stock and (iv) is, in the written opinion of CKF Bancorp’s financial advisor, more favorable to the stockholders of CKF Bancorp from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by Kentucky First in response to such Acquisition Proposal).

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II
The Merger

2.1           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, CKF Bancorp will merge with and into Kentucky First (the “Merger”) at the Effective Time.  At the Effective Time, the separate corporate existence of CKF Bancorp shall cease.  Kentucky First shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the HOLA and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2           Closing.  The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and at a time as agreed to by the parties hereto on the date designated by Kentucky First within fifteen (15) Business Days following satisfaction or waiver (subject to applicable law) of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3           Effective Time.  In connection with the Closing, Kentucky First and CKF Bancorp shall duly execute and deliver a certificate or certificates of merger (the “Certificate of Merger”) to the Federal Reserve and to the Delaware Secretary of State for filing pursuant to the HOLA and the regulations of the Federal Reserve thereunder and the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Federal Reserve and the Delaware Secretary of State or at such later date or time as Kentucky First and CKF Bancorp agree and specify in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4           Effects of the Merger.  The Merger will have the effects set forth in the HOLA and the regulations of the Federal Reserve thereunder and the DGCL.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Kentucky First shall possess all of the properties, rights, privileges, powers and franchises of CKF Bancorp and be subject to all of the debts, liabilities and obligations of CKF Bancorp.

2.5         Effect on Outstanding Shares of CKF Bancorp Common Stock.

(a)           Subject to the provisions of Section 2.6 hereof, by virtue of the Merger, automatically and without any action on the part of the holder thereof, with respect to the holder’s shares of CKF Bancorp Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, as provided in and subject to the limitations set forth in this Agreement, the holder may elect to receive in exchange for 100% of his or her shares (i) $9.50 in cash without interest for each share of CKF Bancorp Common Stock held by such holder  (the “Cash Consideration”), (ii) the number of shares of Kentucky First Common Stock, par value $.01 per share (the “Kentucky First Common Stock”), equal to the Exchange Ratio, as defined below, for each share of CKF Bancorp Common Stock held by such holder (the “Stock Consideration”), or (iii) a combination of the Cash Consideration for 40% of the shares held by such holder and the Stock Consideration for 60% of the shares held by such holder.  The Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

The “Exchange Ratio” shall be 1.0556 if the Kentucky First Price, as defined below, is at or above $9.00.  If the Kentucky First Price is at or below $7.50, then the Exchange Ratio shall be 1.2667.  If the Kentucky First Price is below $9.00 but above $7.50, then the Exchange Ratio shall be equal to $9.50 divided by a number equal to the Kentucky First Price (rounded to the nearest ten-thousandth).  “Kentucky First Price” means the average of the average daily sales price (the average of the high and low sales price, rounded up to the nearest cent) of Kentucky First Common Stock, as reported on the Nasdaq Global Market, for the ten latest Trading Days, as defined below, preceding the date that is four business days prior to the Closing Date (“Measurement Period”).  “Trading Day” means any day on which at least 100 shares of Kentucky First Common Stock are traded, as reported on the Nasdaq Global Market.

(b)           Notwithstanding any other provision of this Agreement, no fraction of a share of Kentucky First Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Kentucky First shall pay to each holder of CKF Bancorp Common Stock who would otherwise be entitled to a fraction of a share of Kentucky First Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Kentucky First Price.

(c)           If, between the date of this Agreement and the Effective Time, the outstanding shares of Kentucky First Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or any similar transaction, the Exchange Ratio shall be adjusted appropriately to provide the holders of CKF Bancorp Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d)           As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto.  All shares of CKF Bancorp Common Stock that are held by Kentucky First, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into shares of Kentucky First Common Stock pursuant to this Section 2.5 but instead shall be treated in accordance with the provisions set forth in Section 2.12 of this Agreement.

2.6         Election and Proration Procedures.

(a)           An election form in such form as CKF Bancorp and Kentucky First shall mutually agree (an “Election Form”) shall be mailed on the Mailing Date (as defined below) to each holder of record of shares of CKF Bancorp Common Stock as of a record date which shall be the same date as the record date for eligibility to vote on the Merger.  The “Mailing Date” shall be the date on which proxy materials relating to the Merger are mailed to holders of shares of CKF Bancorp Common Stock.  Kentucky First shall make available Election Forms as may be reasonably requested by all persons who become holders of CKF Bancorp Common Stock after the record date for eligibility to vote on the Merger and prior to the Election Deadline (as defined herein), and CKF Bancorp shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(b)           Each Election Form shall entitle the holder of shares of CKF Bancorp Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) elect to receive a combination of cash and Kentucky First Common Stock, as described in clause (iii) of Section 2.5(a) herein, for all of such holder’s shares (a “Mixed Election”) or (iv) make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”).  Holders of record of shares of CKF Bancorp Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of CKF Bancorp Common Stock held by that Representative for a particular beneficial owner.  Shares of CKF Bancorp Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of CKF Bancorp Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of CKF Bancorp Common Stock as to which no election has been made are referred to as “Non-Election Shares.” The aggregate number of shares of CKF Bancorp Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(c)           To be effective, a properly completed Election Form must be received by Illinois Stock Transfer Company (the “Exchange Agent”) on or before 5:00 p.m., Central Time, on the third business day subsequent to CKF Bancorp’s Stockholder Meeting (or such other time and date as CKF Bancorp and Kentucky First may mutually agree) (the “Election Deadline”).  An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  An Election Form shall be deemed properly completed only if accompanied by one or more certificates theretofore representing CKF Bancorp Common Stock (“Certificate(s)”) (or customary affidavits and, if required by Kentucky First pursuant to Section 2.7(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of CKF Bancorp Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form.  Any CKF Bancorp stockholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form.  Any CKF Bancorp stockholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent.  All elections shall be revoked automatically if the Exchange Agent is notified in writing by Kentucky First and CKF Bancorp that this Agreement has been terminated.  If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the shares of CKF Bancorp Common Stock held by such stockholder shall be designated Non-Election Shares.  Kentucky First shall cause the Certificates representing CKF Bancorp Common Stock described in clause (ii) to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the person who submitted the Election Form.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d)           Notwithstanding any other provision contained in this Agreement, the number of shares of CKF Bancorp Common Stock outstanding at the Effective Time that shall be converted into the Stock Consideration will equal the Stock Conversion Number, as defined below, and the remaining outstanding shares of CKF Bancorp Common Stock (excluding shares of CKF Bancorp Common Stock to be canceled as provided in Section 2.5(d) and Dissenters’ Shares) shall be converted into the Cash Consideration.  The “Stock Conversion Number” shall be the lesser of:  (i) 60% of the total number of  shares of CKF Bancorp Common Stock issued and outstanding at the Effective Time, rounded down to the nearest whole number; or (ii) 811,375 shares divided by the Exchange Ratio, rounded down to the nearest whole number.  Notwithstanding anything herein to the contrary, for federal income tax purposes and solely so as to ensure that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the IRC, Kentucky First in its sole discretion may elect to increase the Stock Conversion Number to ensure that the Stock Consideration will represent at least 40% of the value of the aggregate Merger Consideration, increased by the value of any Excluded Shares, each as measured as of the Effective Time.  In such event, the Stock Conversion Number shall be equal to the number of shares of CKF Bancorp Common Stock as increased in the sole discretion of Kentucky First pursuant to the preceding sentence.

(e)           Within five business days after the later to occur of the Election Deadline or the Effective Time, Kentucky First shall cause the Exchange Agent to effect the allocation among holders of CKF Bancorp Common Stock of rights to receive the Cash Consideration or the Stock Consideration as follows:

(i)          If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the Stock Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such holder’s Stock Election Shares;

(ii)         If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A)           if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the Stock Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Non-Election Shares; or

(B)           if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares  shall receive (1) the Stock Consideration in respect of the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

For purposes of the foregoing calculations, Excluded Shares shall be deemed Cash Election Shares. For purposes of this Section 2.6(e), if Kentucky First is obligated to increase the number of shares of CKF Bancorp Common Stock to be converted into shares of Kentucky First Common Stock as a result of the application of the last clause of Section 2.6(d) above, then the higher number shall be substituted for the Stock Conversion Number in the calculations set forth in this Section 2.6(e).

2.7         Exchange Procedures.

(a)           Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to Kentucky First and CKF Bancorp shall be mailed by the Exchange Agent as soon as practicable after the Effective Time (and in any event not later than five Business Days following the Effective Time) to each holder of record of CKF Bancorp Common Stock as of the Effective Time who did not previously submit a completed Election Form.  A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of CKF Bancorp Common Stock to be converted thereby.

(b)           At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c)           Prior to the Effective Time, Kentucky First shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of Kentucky First Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of CKF Bancorp Common Stock, for exchange in accordance with this Section 2.7, an amount of cash sufficient to pay the aggregate Cash Consideration.

(d)           The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Kentucky First and CKF Bancorp may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Kentucky First Common Stock that such holder has the right to receive pursuant to Sections 2.5 and 2.6, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Sections 2.5 and 2.6, if any (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Sections 2.5 and 2.6, and any dividends or other distributions to which such holder is entitled pursuant to Sections 2.5 and 2.6).  Certificates so surrendered shall forthwith be canceled.  As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Kentucky First Common Stock and cash as provided herein.  The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Kentucky First Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.  If there is a transfer of ownership of any shares of CKF Bancorp Common Stock not registered in the transfer records of CKF Bancorp, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such CKF Bancorp Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Kentucky First and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e)           No dividends or other distributions declared or made after the Effective Time with respect to Kentucky First Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of Kentucky First Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.7.  Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Kentucky First Common Stock represented by such person’s Certificates.

(f)           The stock transfer books of CKF Bancorp shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of CKF Bancorp of any shares of CKF Bancorp Common Stock.  If, after the Effective Time, Certificates are presented to Kentucky First, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(g)           Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the stockholders of CKF Bancorp for 12 months after the Effective Time shall be repaid by the Exchange Agent to Kentucky First upon the written request of Kentucky First.  After such request is made, any stockholders of CKF Bancorp who have not theretofore complied with this Section 2.7 shall look only to Kentucky First for the Merger Consideration deliverable in respect of each share of CKF Bancorp Common Stock such stockholder holds, as determined pursuant to Sections 2.5 and 2.6 of this Agreement, without any interest thereon.  If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of Kentucky First (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims.  Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of CKF Bancorp Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)           Kentucky First and the Exchange Agent shall be entitled to rely upon CKF Bancorp’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.  In the event of a dispute with respect to ownership of stock represented by any Certificate, Kentucky First and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i)            If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Kentucky First, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Sections 2.5 and 2.6.

2.8         Effect on Outstanding Shares of Kentucky First Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of any person, each share of common stock of Kentucky First issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9         Directors and Officers of Surviving Corporation After Effective Time.  Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors and officers of the Surviving Corporation shall consist of the directors and officers of Kentucky First serving immediately prior to the Effective Time.

2.10      Charter and Bylaws.  The charter of Kentucky First, as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Corporation until thereafter amended in accordance with applicable law.  The bylaws of Kentucky First, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.11      Treatment of Stock Options and Equity Plans.  Prior to the Effective Time, CKF Bancorp’s Board of Directors shall adopt such resolutions or take such other actions as are required to provide for the cancellation of all outstanding options to acquire shares of CKF Bancorp Common Stock (each, a “CKF Bancorp Option”), whether or not vested, as of the Effective Time in exchange for a cash payment by CKF Bancorp in cash an amount equal to the product of (i) the number of shares of CKF Bancorp Common Stock subject to such option at the Effective Time and (ii) the amount by which the Cash Consideration exceeds the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements.  In the event that the exercise price of a CKF Bancorp Option is greater than the Cash Consideration, then at the Effective Time such CKF Bancorp Option shall be canceled without any payment made in exchange therefor.  CKF Bancorp shall cause the termination, effective as of the Effective Time, of all CKF sponsored equity-based compensation plans and related trust arrangements, including the CKF Bancorp, Inc. Incentive Plan Trust.

2.12      Appraisal Rights.  Notwithstanding any other provision of this Agreement to the contrary, shares of CKF Bancorp Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded appraisal for the fair value for such shares in accordance with the DGCL (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall be entitled to such rights as are granted in accordance with the DGCL, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their appraisal rights under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.7 herein of the Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. CKF Bancorp shall give Kentucky First (i) prompt notice of any written demands for appraisal rights, attempted withdrawals of demands for payment and any other instruments served pursuant to the DGCL and received by CKF Bancorp relating to Dissenters’ Shares, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the DGCL consistent with the obligations of CKF Bancorp thereunder.  CKF Bancorp shall not, except with the prior written consent of Kentucky First, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect appraisal rights in accordance with the DGCL.

2.13      Bank Merger.  Immediately following the Effective Time, it is anticipated that Central Kentucky Federal will merge with and into First Federal of Frankfort (the “Bank Merger”) in accordance with the terms of the Plan of Bank Merger, in the form attached hereto as Exhibit B. Pursuant to the Bank Merger, the separate corporate existence of Central Kentucky Federal shall cease and First Federal of Frankfort shall be the surviving corporation and continue its corporate existence under the laws of the United States.

2.14      Alternative Structure.  Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Kentucky First may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Kentucky First may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure (i) shall not alter or change the amount, value or kind of the Merger Consideration or (ii) is not likely to materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement , or (iii) shall not result in adverse Federal or state income tax consequences to CKF Bancorp stockholders as a result of the modification.  In the event that Kentucky First elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15      Absence of Control.  Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that Kentucky First by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, CKF Bancorp or Central Kentucky Federal or to exercise, directly or indirectly, a controlling influence over the management or policies of CKF Bancorp or Central Kentucky Federal.

ARTICLE III
Representations and Warranties

3.1         Disclosure Letters.  Prior to the execution and delivery of this Agreement each of Kentucky First and the CKF Parties have delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate).  Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement.

3.2         Representations and Warranties of CKF Bancorp and Central Kentucky Federal.  CKF Bancorp and Central Kentucky Federal represent and warrant to Kentucky First that, except as disclosed in CKF Bancorp’s Disclosure Letter:

(a)          Organization and Qualification.  CKF Bancorp is a corporation duly organized and validly existing under the DGCL, and is duly registered as a savings and loan holding company under the HOLA.  CKF Bancorp has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. CKF Bancorp is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on CKF Bancorp.  CKF Bancorp engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the HOLA and the rules and regulations of the Federal Reserve thereunder.

(b)         Subsidiaries.

(i)          CKF Bancorp’s Disclosure Letter sets forth with respect to each of CKF Bancorp’s direct and indirect Subsidiaries its jurisdiction of incorporation, CKF Bancorp’s percentage ownership, the number of shares of stock owned or controlled by CKF Bancorp and the name and number of shares held by any other person who owns any stock of the Subsidiary. CKF Bancorp owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to CKF Bancorp’s right to vote or dispose of any equity securities of its Subsidiaries.  CKF Bancorp’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or federal savings associations.

(ii)         Each of CKF Bancorp’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on such Subsidiary.

(iii)        The outstanding shares of capital stock, if any, of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable.  No shares of capital stock of any Subsidiary of CKF Bancorp are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv)        Central Kentucky Federal is a Federally chartered savings bank, validly existing and in good standing under the laws of the United States.  No Subsidiary of CKF Bancorp other than Central Kentucky Federal is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder.  The deposits of Central Kentucky Federal are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Central Kentucky Federal when due.  Central Kentucky Federal is a member in good standing of the Federal Home Loan Bank of Cincinnati.

(c)         Capital Structure.

(i)          The authorized capital stock of CKF Bancorp consists of 4,000,000 shares of CKF Bancorp Common Stock, par value $.01 per share, and 100,000 shares of serial preferred stock, par value $.01 per share.

(ii)         As of the date of this Agreement: (A)  1,225,802 shares of CKF Bancorp Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws, and no shares of CKF Bancorp preferred stock are outstanding; and (B)  20,000 shares of CKF Bancorp Common Stock are reserved for issuance pursuant to outstanding CKF Bancorp Options.

(iii)        774,198 shares of CKF Bancorp Common Stock are held in treasury by CKF Bancorp or otherwise directly or indirectly owned by CKF Bancorp;

(iv)       Set forth in CKF Bancorp’s Disclosure Letter is a complete and accurate list of all outstanding CKF Bancorp Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options.

(v)        No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of CKF Bancorp may vote are issued or outstanding.

(vi)       Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of CKF Bancorp are issued, reserved for issuance or outstanding and (B) none of CKF Bancorp or any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating CKF Bancorp or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of CKF Bancorp or any of its Subsidiaries (including any rights plan or agreement) or obligating CKF Bancorp or and of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement.  As of the date hereof, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of CKF Bancorp or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of CKF Bancorp or any of its Subsidiaries.

(d)         Authority.

(i)          CKF Bancorp has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of CKF Bancorp’s Board of Directors, and no other corporate proceedings on the part of CKF Bancorp are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of CKF Bancorp Common Stock entitled to vote.  CKF Bancorp’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to CKF Bancorp’s stockholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommended that the stockholders adopt this Agreement.  This Agreement has been duly and validly executed and delivered by CKF Bancorp and constitutes a valid and binding obligation of CKF Bancorp, enforceable against CKF Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(ii)         Central Kentucky Federal has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Central Kentucky Federal’s Board of Directors, and no other corporate proceedings on the part of Central Kentucky Federal are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of the Bank Plan of Merger by CKF Bancorp as the sole stockholder of Central Kentucky Federal.  This Agreement has been duly and validly executed and delivered by Central Kentucky Federal and constitutes a valid and binding obligation of Central Kentucky Federal, enforceable against Central Kentucky Federal in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)         No Violations.  The execution, delivery and performance of this Agreement by CKF Bancorp and Central Kentucky Federal do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which CKF Bancorp or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the certificate of incorporation or bylaws of CKF Bancorp or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of CKF Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which CKF Bancorp or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on CKF Bancorp.

(f)          Consents and Approvals.  Except for (i) filings of applications and notices with the OCC and the Federal Reserve and approval of or non-objection to such applications, filings and notices, (ii) the filing of the Certificate of Merger with the Federal Reserve pursuant to the HOLA and with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) filing of the Registration Statement and the declaration of effectiveness of the Registration Statement by the SEC, and such proxy solicitation materials and reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, and (iv) receipt of any approvals, non-objections or declarations of effectiveness required by the Federal Reserve and/or the OCC with respect to the prospectus contained in the Registration Statement and with respect to the proxy solicitation materials, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by CKF Bancorp or its Subsidiaries in connection with the execution and delivery by CKF Bancorp and Central Kentucky Federal of this Agreement or the consummation by CKF Bancorp and Central Kentucky Federal of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger.  As of the date hereof, CKF Bancorp and Central Kentucky Federal have no knowledge of any reason pertaining to CKF Bancorp and its Subsidiaries why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g)         Governmental Filings.  CKF Bancorp and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2008 with the OTS, the OCC, the FDIC or any other Governmental Regulator (collectively, “CKF Reports”).  No administrative actions have been taken or threatened or orders issued in connection with any of the CKF Reports.  As of their respective dates, each of the CKF Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).  Any financial statement contained in any of the CKF Reports fairly presented in all material respects the financial position of CKF Bancorp on a consolidated basis, CKF Bancorp alone or each of CKF Bancorp’s Subsidiaries alone, as the case may be, and was prepared in accordance with GAAP or applicable regulations.

(h)         Financial Statements.  CKF Bancorp and Central Kentucky Federal have previously provided copies of the (i) audited consolidated balance sheet of CKF Bancorp and its Subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements for income for each of the years in the two-year period ended December 31, 2010 together with the notes thereto, accompanied by the audit reports of CKF Bancorp’s independent public accountants for those periods and (ii) the interim unaudited consolidated balance sheet of CKF Bancorp and its Subsidiaries as June 30, 2011 and the related unaudited consolidated statements of income and changes in stockholders’ equity.  Such financial statements were prepared from the books and records of CKF Bancorp and its Subsidiaries, fairly present the consolidated financial position of CKF Bancorp and its Subsidiaries in each case at and as of the dates indicated and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes.  The books and records of CKF Bancorp and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i)          Undisclosed Liabilities.  None of CKF Bancorp or any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of CKF Bancorp as of December 31, 2010, except for (i) liabilities incurred since December 31, 2010 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on CKF Bancorp and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j)          Absence of Certain Changes or Events.  Since December 31, 2010, except as set forth in CKF Bancorp’s Disclosure Letter:

(i)          CKF Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices;

(ii)         there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on CKF Bancorp;

(iii)        except for supplies or equipment purchased in the ordinary course of business, neither CKF Bancorp nor Central Kentucky Federal have made any capital expenditures exceeding individually or in the aggregate $10,000;

(iv)       there has not been any write-down or charge-off by Central Kentucky Federal in excess of $25,000 with respect to any of its Loans or other real estate owned;

(v)        there has not been any sale, assignment or transfer of any assets by CKF Bancorp or Central Kentucky Federal in excess of $10,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in CKF Bancorp’s Disclosure Letter;

(vi)       there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by CKF Bancorp or Central Kentucky Federal to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business;

(vii)      neither CKF Bancorp nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees;

(viii)     there has been no change in any accounting principles, practices or methods of CKF Bancorp or any of its Subsidiaries has other than as required by GAAP; and

(ix)        None of CKF Bancorp or any of its Subsidiaries have taken any action that would be prohibited by clauses (b)(i), (c), (e), (h), (i)(ii), (i)(iii), (j), (k) or (o) of Section 4.1 if taken after the date hereof.

(k)         Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of CKF Bancorp or Central Kentucky Federal, threatened against or affecting CKF Bancorp or any of its Subsidiaries or any property or asset of CKF Bancorp or any of its Subsidiaries that (i) are seeking damages or declaratory relief against CKF Bancorp or any of its Subsidiaries, (ii) challenge the validity or propriety of the transactions contemplated by this Agreement, or (iii) involve a Governmental Entity.  There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against CKF Bancorp or any of its Subsidiaries or the assets of CKF Bancorp or any of its Subsidiaries (or that, upon consummation of the Merger and the Bank Merger, would apply to Kentucky First or any of its Subsidiaries).

(l)          Absence of Regulatory Actions.  Except as set forth in CKF Bancorp’s Disclosure Letter, since January 1, 2006, neither CKF Bancorp nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking.  Except as set forth in CKF Bancorp’s Disclosure Letter, there are no unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of CKF Bancorp or it Subsidiaries.

(m)        Compliance with Laws.  CKF Bancorp and each of its Subsidiaries its Subsidiaries conduct their business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CKF Bancorp.  Since December 31, 2010, (i) there have been no subpoenas, written demands, or document requests received by CKF Bancorp or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that CKF Bancorp or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.  CKF Bancorp and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of CKF Bancorp and Central Kentucky Federal, no suspension or cancellation of any of them is threatened.  Neither CKF Bancorp nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CKF Bancorp.

(n)         Taxes.  All federal, state, local and foreign Tax returns required to be filed by or on behalf of CKF Bancorp or any of its Subsidiaries has been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects.  All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by CKF Bancorp or any of its Subsidiaries has been paid in full or adequate provision has been made for any such Taxes on CKF Bancorp’s balance sheet (in accordance with GAAP).  There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of CKF Bancorp or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where CKF Bancorp or any of its Subsidiaries does not file Tax returns that CKF Bancorp or any such Subsidiary is subject to taxation in that jurisdiction.  All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to CKF Bancorp or any of its Subsidiaries has been paid in full or adequate provision has been made for any such Taxes on CKF Bancorp’s balance sheet (in accordance with GAAP).  None of CKF Bancorp or any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.  CKF Bancorp and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and CKF Bancorp and Central Kentucky Federal have timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.  Neither CKF Bancorp nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither CKF Bancorp nor any of its Subsidiaries has made any payments or is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments (including any deemed payment of compensation upon the exercise of a CKF Bancorp Option or upon the issuance of any CKF Bancorp Common Stock), that would not be fully deductible by reason of Section 162(m) of the IRC.

(o)         Agreements.

(i)          CKF Bancorp and Central Kentucky Federal have previously delivered to Kentucky First, and CKF Bancorp’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which CKF Bancorp or any of its Subsidiaries is a party or is bound:

(A)           with any executive officer or other key employee of CKF Bancorp or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving CKF Bancorp or any of its Subsidiaries of the nature contemplated by this Agreement;

(B)           with respect to the employment of any directors, officers, employees or consultants;

(C)           any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D)           that (1) contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of CKF Bancorp or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Kentucky First or any of its Subsidiaries), (2) obligates CKF Bancorp or any of its affiliates (or, following the consummation of the transactions contemplated hereby, Kentucky First or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or  (3) requires referrals of business or requires CKF Bancorp or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(E)           pursuant to which CKF Bancorp or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F)           that relates to borrowings of money (or guarantees thereof) by CKF Bancorp or any of its Subsidiaries in excess of $50,000, other than advances from the Federal Home Loan Bank of Cincinnati;

(G)           that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H)           that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect,

(I)            which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis;

(J)            which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $25,000 per annum; or

(K)           which is not of the type described in clauses (A) through (J) above and which involved payments by, or to, CKF Bancorp or any of its Subsidiaries in fiscal year ended December 31, 2010, or which could reasonably be expected to involve such payments during fiscal year ending December 31, 2011, of more than $25,000 (excluding Loans) or the termination of which would require payment by CKF Bancorp or any of its Subsidiaries in excess of $25,000.

(ii)         Neither CKF Bancorp nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of CKF Bancorp and Central Kentucky Federal, no other party to any such agreement (excluding any loan or extension of credit made by CKF Bancorp or Central Kentucky Federal) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on CKF Bancorp.

(p)         Intellectual Property.  CKF Bancorp and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. CKF Bancorp’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to CKF Bancorp or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that CKF Bancorp or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses (collectively, the “Intellectual Property”).  With respect to each item of Intellectual Property owned by CKF Bancorp or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien.  With respect to each item of Intellectual Property that CKF Bancorp or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect.  Neither CKF Bancorp nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that CKF Bancorp or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party).  To the knowledge of CKF Bancorp and Central Kentucky Federal, neither CKF Bancorp nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties, and, to the knowledge of CKF Bancorp and Central Kentucky Federal, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of CKF Bancorp or any of its Subsidiaries.

(q)         Labor Matters.

(i)          CKF Bancorp and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours.  Neither CKF Bancorp nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is CKF Bancorp or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages and conditions of employment nor, to the knowledge of CKF Bancorp and Central Kentucky Federal, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving CKF Bancorp or any of its Subsidiaries pending or, to the knowledge of CKF Bancorp or Central Kentucky Federal, threatened.

(ii)         CKF Bancorp’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of CKF Bancorp and its Subsidiaries and any consultants or independent contractors providing services to CKF Bancorp or any of its Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable.  CKF Bancorp’s Disclosure Letter also names any employee who is absent from work due to a leave of absence (including but not limited to, in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who is receiving workers’ compensation or disability compensation.  There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(r)          Employee Benefit Plans.

(i)          CKF Bancorp’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of CKF Bancorp or any of its Subsidiaries (hereinafter referred to collectively as the “CKF Bancorp Employee Plans”).  CKF Bancorp and Central Kentucky Federal previously delivered or made available to Kentucky First true and complete copies of each agreement, plan and other documents referenced in CKF Bancorp’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year.  There has been no announcement or commitment by CKF Bancorp or any of its Subsidiaries to create an additional CKF Bancorp Employee Plan, or to amend any CKF Bancorp Employee Plan, except for amendments required by applicable law or which do not materially increase the cost of such CKF Bancorp Employee Plan.

(ii)         There is no pending or, to the knowledge of CKF Bancorp and Central Kentucky Federal, threatened litigation, administrative action or proceeding relating to any CKF Bancorp Employee Plan.  All of the CKF Bancorp Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws.  There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the CKF Bancorp Employee Plans which is likely to result in the imposition of any penalties or taxes upon CKF Bancorp or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.  To the knowledge of CKF Bancorp and Central Kentucky Federal, all CKF Bancorp Employee Plans that are subject to Section 404A of the IRC comply in form and in operation with Section 409A of the IRC.

(iii)        No liability to the Pension Benefit Guarantee Corporation has been or is expected by CKF Bancorp or any of its Subsidiaries to be incurred with respect to any CKF Bancorp Employee Plan which is subject to Title IV of ERISA (“CKF Bancorp Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by CKF Bancorp or any ERISA Affiliate.  No CKF Bancorp Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each CKF Bancorp Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such CKF Bancorp Pension Plan as of the end of the most recent plan year with respect to the respective CKF Bancorp Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such CKF Bancorp Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any CKF Bancorp Pension Plan within the 12-month period ending on the date hereof.  Neither CKF Bancorp nor any of its Subsidiaries has provided, or is required to provide, security to any CKF Bancorp Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC.  Neither CKF Bancorp, any of its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv)       Each CKF Bancorp Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “CKF Bancorp Qualified Plan”) has received or applied for a current favorable determination letter from the IRS, and CKF Bancorp and Central Kentucky Federal are not aware of any circumstances likely to result in revocation of any such favorable determination letter.  Each CKF Bancorp Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such CKF Bancorp Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v)        No CKF Bancorp Employee Plan is a “multiple employer plan” (as defined in Section 4063 of ERISA).

(vi)       Neither CKF Bancorp nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any CKF Bancorp Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii)      All contributions required to be made with respect to any CKF Bancorp Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any CKF Bancorp Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of CKF Bancorp.  Each CKF Bancorp Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(s)         Properties.

(i)          A list of all real property owned or leased by CKF Bancorp or a Subsidiary of CKF Bancorp is set forth in CKF Bancorp’s Disclosure Letter.  CKF Bancorp and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby.  Each lease pursuant to which CKF Bancorp or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect and neither CKF Bancorp nor any of its Subsidiaries, nor, to CKF Bancorp’s or Central Kentucky Federal’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease.  CKF Bancorp and Central Kentucky Federal have previously delivered to Kentucky First a complete and correct copy of each such lease.  All real property owned or leased by CKF Bancorp or a Subsidiary of CKF Bancorp are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by CKF Bancorp and Central Kentucky Federal to be adequate for the current business of CKF Bancorp and its Subsidiaries.  To the knowledge of CKF Bancorp and Central Kentucky Federal, none of the buildings, structures or other improvements located on any real property owned or leased by CKF Bancorp or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way in a material respect.

(ii)         CKF Bancorp and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby.  With respect to personal property used in the business of CKF Bancorp and its Subsidiaries that is leased rather than owned, neither CKF Bancorp nor any of its Subsidiaries is in default under the terms of any such lease.

(t)           Fairness Opinion.  CKF Bancorp has received the opinion of RP Financial, LC. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to CKF Bancorp’s stockholders.

(u)           Fees.  Except as disclosed in Schedule 3.2(u) of CKF Bancorp’s Disclosure Letter, neither CKF Bancorp nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for CKF Bancorp or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v)           Environmental Matters.

(i)          Each of CKF Bancorp and its Subsidiaries, the Participation Facilities, and, to the knowledge of CKF Bancorp and Central Kentucky Federal, the Loan Properties are, and have been, in material compliance with all Environmental Laws.

(ii)         There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of CKF Bancorp and Central Kentucky Federal, threatened, before any court, governmental agency or board or other forum against CKF Bancorp or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by CKF Bancorp or any of its Subsidiaries or any Participation Facility.

(iii)        To the knowledge of CKF Bancorp and Central Kentucky Federal, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or CKF Bancorp or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)       Neither CKF Bancorp nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)        There are no underground storage tanks at any properties owned or operated by CKF Bancorp or any of its Subsidiaries or any Participation Facility.  Neither CKF Bancorp nor any of its Subsidiaries nor, to the knowledge of CKF Bancorp and Central Kentucky Federal, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by CKF Bancorp or any of its Subsidiaries or any Participation Facility.

(vi)       During the period of (A) CKF Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) CKF Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties.  To the knowledge of CKF Bancorp and Central Kentucky Federal, prior to the period of (A) CKF Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) CKF Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they are regulated under any Environmental Law.

(w)         Loan Matters.

(i)          All Loans held by CKF Bancorp or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices, and are not subject to any known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity.  The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable, valid, true and genuine and what they purport to be.

(ii)         Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor CKF Bancorp’s nor any of its Subsidiaries’ practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)        The allowance for loan losses reflected in CKF Bancorp’s audited balance sheet at December 31, 2010 was, and the allowance for loan losses shown on the balance sheets in the CKF Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof.

(iv)      None of the agreements pursuant to which CKF Bancorp or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(v)       (A) CKF Bancorp’s Disclosure Letter sets forth a list of all Loans as of the date hereof by the CKF Bancorp or Central Kentucky Federal to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of CKF Bancorp or Central Kentucky Federal, (B) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi)      CKF Bancorp’s Disclosure Letter sets forth a listing, as of September 30, 2011, of all Loans (A) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that are classified as “Watch”, “Special Mention”, “Substandard”, “Doubtful”, “Loss” or  words of similar import, (D) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than ninety (90) days past due, (E) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms, and (F) where a specific reserve allocation exists in connection therewith.

(x)           Anti-takeover Provisions Inapplicable.  CKF Bancorp and its Subsidiaries have taken all actions required to exempt Kentucky First the Banks, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y)           Material Interests of Certain Persons.  Except as set forth in CKF Bancorp’s Disclosure Letter, no current or former officer or director of CKF Bancorp or any of its Subsidiaries, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of CKF Bancorp or any of its Subsidiaries.

(z)           Insurance.  In the opinion of management of CKF Bancorp, CKF Bancorp and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured.  CKF Bancorp’s Disclosure Letter contains a list of all policies of insurance carried and owned by CKF Bancorp or any of its Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date.  All of the insurance policies and bonds maintained by CKF Bancorp and its Subsidiaries are in full force and effect, CKF Bancorp and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(aa)        Investment Securities; Derivatives.  Except as set forth in CKF Bancorp’s Disclosure Letter:

(i)          Except for restrictions that exist for securities that are classified as “held to maturity,” and except as set forth in CKF Bancorp’s Disclosure Letter, none of the investment securities held by CKF Bancorp or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)         Neither CKF Bancorp nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb)       Indemnification.  Except as provided in the certificate of incorporation or bylaws of CKF Bancorp and the similar organizational documents of any of its Subsidiaries, neither CKF Bancorp nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of CKF Bancorp or any of its Subsidiaries and, to the knowledge of CKF Bancorp and Central Kentucky Federal, there are no claims for which any such person would be entitled to indemnification under the certificate of incorporation or bylaws of CKF Bancorp or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(cc)        Corporate Documents and Records.  CKF Bancorp’s Disclosure Letter includes a complete and correct copy of the certificate of incorporation, bylaws and similar organizational documents of CKF Bancorp and each of its Subsidiaries, as in effect as of the date of this Agreement.  Neither CKF Bancorp nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or similar organizational documents.  The minute books of CKF Bancorp and each of its Subsidiaries constitute a materially complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.  The stock books of CKF Bancorp and its Subsidiaries contain complete and accurate records of the record share ownership of the issued and outstanding shares of stock thereof.  CKF Bancorp and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(dd)        CKF Bancorp Information.  The information regarding CKF Bancorp and its Subsidiaries to be supplied by CKF Bancorp for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ee)         CRA, Anti-Money Laundering, OFAC and Customer Information Security.  Central Kentucky Federal has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA.  CKF Bancorp and Central Kentucky Federal are not aware of, have not been advised of, and have no reason to believe that any facts or circumstances exist that would cause Central Kentucky Federal or any other Subsidiary of CKF Bancorp: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Central Kentucky Federal.  CKF Bancorp and Central Kentucky Federal are not aware of any facts or circumstances that would cause them to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either CKF Bancorp or any of its Subsidiaries to undertake any remedial action.  The board of directors of Central Kentucky Federal (or, where appropriate, of any other Subsidiary of CKF Bancorp) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act, and the regulations thereunder, and Central Kentucky Federal has complied in all material respects with any requirements to file reports and other necessary (or such other Subsidiary of CKF Bancorp) documents as required by the USA PATRIOT Act and the regulations thereunder.

(ff)          Tax Treatment of the Merger.  CKF Bancorp and Central Kentucky Federal have no knowledge of any fact or circumstance relating to either CKF Bancorp or its Subsidiaries that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

3.3         Representations and Warranties of Kentucky First.  Kentucky First represents and warrants to CKF Bancorp and Central Kentucky Federal that, except as set forth in Kentucky First’s Disclosure Letter:

(a)          Organization and Qualification.  Kentucky First is a corporation duly organized, validly existing and in good standing under the laws of  the United States, and is duly registered with the Federal Reserve as a savings and loan holding company under the HOLA.  Kentucky First has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it.  Kentucky First is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on Kentucky First.  Kentucky First engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the HOLA and the rules and regulations of the Federal Reserve.

(b)          Subsidiaries.

(i)         Kentucky First owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens.  There are no contracts, commitments, agreements or understandings relating to Kentucky First’s right to vote or dispose of any equity securities of its Subsidiaries.  Kentucky First’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by subsidiary holding companies or federal savings associations.

(ii)        Each of Kentucky First’s Subsidiaries is a corporation or federal savings association duly organized and validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on such Subsidiary.

(iii)       The outstanding shares of capital stock, if any, of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable.  No shares of capital stock of any Subsidiary of Kentucky First are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv)           Each of the Banks engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OCC promulgated thereunder.  No Subsidiary of Kentucky First other than the Banks is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder.  The deposits of each of the Banks are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by each of the Banks when due.  Each of the Banks is a member in good standing of the Federal Home Loan Bank of Cincinnati.

(c)         Capital Structure.

(i)           The authorized capital stock of Kentucky First consists of:  (A) 20,000,000 shares of Kentucky First Common Stock, par value $.01 per share; and (B) 500,000 shares of preferred stock, par value $.01 per share.

(ii)          As of the date of this Agreement, (A) 7,784,689 shares of Kentucky First Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of Kentucky First preferred stock are issued and outstanding; and (C) 43,986 shares of Kentucky First Common Stock are reserved for issuance pursuant to outstanding grants or awards under Kentucky First’s stock-based benefit plans.

(iii)         The shares of Kentucky First Common Stock to be issued in exchange for shares of CKF Bancorp Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv)         811,375 shares of Kentucky First Common Stock are held in treasury by Kentucky First or otherwise directly or indirectly owned by Kentucky First.

(d)         Authority.         Kentucky First, has all requisite corporate power and authority to enter into this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by Kentucky First, and the consummation of the transactions contemplated by this Agreement by it, have been duly authorized by all necessary corporate actions on the part of the Board of Directors of Kentucky First, and no other corporate proceedings on the part of Kentucky First are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by Kentucky First and constitutes the valid and binding obligation of Kentucky First, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)           No Violations.  The execution, delivery and performance of this Agreement by Kentucky First and the Plan of Bank Merger by First Federal of Frankfort, do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all the consents, approvals and filings referred to in Section 3.3(f) have been made and obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Kentucky First or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the certificate of incorporation, charter or bylaws of Kentucky First or the similar organizational documents of any of Kentucky First’s Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Kentucky First or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Kentucky First or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Kentucky First.

(f)           Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by Kentucky First or its Subsidiaries in connection with the execution and delivery by Kentucky First of this Agreement or the consummation by Kentucky First and its Subsidiaries, as applicable, of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for (i) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities, (ii) filing of the Registration Statement with the SEC and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (iii) the filing of the Certificate of Merger with the Federal Reserve pursuant to the HOLA and with the Delaware Secretary of State pursuant to the DGCL, (iv) the registration or qualification of the shares of Kentucky First Common Stock to be issued in exchange for shares of CKF Bancorp Common Stock under state securities or “blue sky” laws and (v) the listing of the shares of Kentucky First Common Stock to be issued in exchange for shares of CKF Bancorp Common Stock on The Nasdaq Global Market.  As of the date hereof, Kentucky First knows of no reason pertaining to Kentucky First or its Subsidiaries why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g)           Securities Filings.  Kentucky First has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since June 30, 2008 (collectively, “Kentucky First’s Reports”).   None of Kentucky First’s Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, all of Kentucky First’s Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder.  Each of the financial statements (including, in each case, any notes thereto) of Kentucky First included in Kentucky First’s Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h)           Financial Statements.  Kentucky First has previously made available to CKF Bancorp copies of the consolidated statements of financial condition of Kentucky First and its Subsidiaries as of June 30, 2011 and 2010 and related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity and cash flows for each of the two years in the two-year period ended June 30, 2011, together with the notes thereto, accompanied by the audit reports of Kentucky First’s independent public accountants for those periods, as reported in Kentucky First’s Annual Report on Form 10-K for the year ended June 30, 2011, filed with the SEC.  Such financial statements were prepared from the books and records of Kentucky First and its Subsidiaries, fairly present the consolidated financial position of Kentucky First and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of Kentucky First and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby.  The books and records of Kentucky First and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i)           Undisclosed Liabilities.  Neither Kentucky First nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated statements of financial condition of Kentucky First as of June 30, 2011 as included in Kentucky First’s Annual Report on Form 10-K for the year ended June 30, 2011, except for (i) liabilities incurred since June 30, 2011 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Kentucky First and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j)            Absence of Certain Changes or Events.  Except as disclosed in Kentucky First’s Reports filed with the SEC prior to the date of this Agreement, since June 30, 2011, (i) Kentucky First and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Kentucky First.

(k)           Litigation.  There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Kentucky First, threatened against or affecting Kentucky First or any of its Subsidiaries or any property or asset of Kentucky First or any of its Subsidiaries that (i) challenge the validity or propriety of the transactions contemplated by this Agreement or (ii) could reasonably be expected to adversely affect the ability of Kentucky First to perform under this Agreement.  There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Kentucky First or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Kentucky First.

(l)            Absence of Regulatory Actions.  Since June 30, 2008, neither Kentucky First nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking.  There are no unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of Kentucky First or its Subsidiaries.

(m)          Compliance with Laws.  Kentucky First and each of its Subsidiaries conduct their business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Kentucky First.  Since June 30, 2011, (i) there have been no subpoenas, written demands, or document requests received by Kentucky First or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that Kentucky First or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.  Kentucky First and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of Kentucky First, no suspension or cancellation of any of them is threatened.  Neither Kentucky First nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Kentucky First.

(n)         Taxes.  All federal, state, local and foreign Tax returns required to be filed by or on behalf of Kentucky First or any of its Subsidiaries has been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects.  All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by Kentucky First or any of its Subsidiaries has been paid in full or adequate provision has been made for any such Taxes on Kentucky First’s balance sheet (in accordance with GAAP).  Except as set forth in Kentucky First’s Disclosure Letter, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Kentucky First or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Kentucky First or any of its Subsidiaries does not file Tax returns that Kentucky First or any such Subsidiary is subject to taxation in that jurisdiction.  All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Kentucky First or any of its Subsidiaries has been paid in full or adequate provision has been made for any such Taxes on Kentucky First’s balance sheet (in accordance with GAAP).  None of Kentucky First or any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.  Kentucky First and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Kentucky First and it Subsidiaries have timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(o)         Kentucky First Information.  The information regarding Kentucky First and its Subsidiaries to be supplied by Kentucky First for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement-Prospectus (except for such portions thereof that relate only to CKF Bancorp or Central Kentucky Federal) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

(p)         Employee Benefit Plans.

(i)           Kentucky First Bancorp previously delivered or made available to CKF Bancorp and Central Kentucky Federal true and complete copies of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of Kentucky First or any of its Subsidiaries (hereinafter referred to collectively as the “Kentucky First Employee Plans”), along with, where applicable, copies of the IRS Form 5500 for the most recently completed year.

(ii)         There is no pending or, to the knowledge of Kentucky First, threatened litigation, administrative action or proceeding relating to any Kentucky First Employee Plan.  All of the Kentucky First Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws.  There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the Kentucky First Employee Plans which is likely to result in the imposition of any penalties or taxes upon Kentucky First or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.  To the knowledge of Kentucky First, all Kentucky First Employee Plans that are subject to Section 404A of the IRC comply in form and in operation with Section 409A of the IRC.

(iii)         No liability to the Pension Benefit Guarantee Corporation has been or is expected by Kentucky First or any of its Subsidiaries to be incurred with respect to any Kentucky First Employee Plan which is subject to Title IV of ERISA (“Kentucky First Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Kentucky First or any ERISA Affiliate.  No Kentucky First Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Kentucky First Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Kentucky First Pension Plan as of the end of the most recent plan year with respect to the respective Kentucky First Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Kentucky First Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Kentucky First Pension Plan within the 12-month period ending on the date hereof.  Neither Kentucky First nor any of its Subsidiaries has provided, or is required to provide, security to any Kentucky First Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC.  Neither Kentucky First, any of its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv)        Each Kentucky First Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Kentucky First Qualified Plan”) has received or applied for a current favorable determination letter from the IRS, and Kentucky First is not aware of any circumstances likely to result in revocation of any such favorable determination letter.  Each Kentucky First Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Kentucky First Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v)         With respect to each Kentucky First Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) neither Kentucky First nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor does Kentucky First have any actual knowledge, that if Kentucky First or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on Kentucky First; and (B) neither Kentucky First nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any Kentucky First Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi)        Each Kentucky First Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(q)           Environmental Matters.

(i)           Each of Kentucky First and its Subsidiaries, the Participation Facilities, and, to the knowledge of Kentucky First, the Loan Properties are, and have been, in material compliance with all Environmental Laws.

(ii)          There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of Kentucky First, threatened, before any court, governmental agency or board or other forum against Kentucky First or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Kentucky First or any of its Subsidiaries or any Participation Facility.

(iii)         To the knowledge of Kentucky First, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or Kentucky First or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)        Neither Kentucky First nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)         To the knowledge of Kentucky First, there are no underground storage tanks at any properties owned or operated by Kentucky First or any of its Subsidiaries or any Participation Facility.  Neither Kentucky First nor any of its Subsidiaries nor, to the knowledge of Kentucky First, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by Kentucky First or any of its Subsidiaries or any Participation Facility.

(vi)        During the period of (A) Kentucky First’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Kentucky First’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties.  To the knowledge of Kentucky First, prior to the period of (A) Kentucky First’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Kentucky First’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they are regulated under any Environmental Law.

(r)         Corporate Documents and Records.  Kentucky First’s Disclosure Letter includes a complete and correct copy of the certificate of incorporation, bylaws and similar organizational documents of Kentucky First and each of its Subsidiaries, as in effect as of the date of this Agreement.  Neither Kentucky First nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or similar organizational documents.  The minute books of Kentucky First and each of its Subsidiaries constitute a materially complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.  Kentucky First and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(s)         CRA, Anti-Money Laundering, OFAC and Customer Information Security.  Each of the Banks has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA.  Kentucky First is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause either of the Banks or any other Subsidiary of Kentucky First: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by either of the Banks.  Kentucky First is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Kentucky First or any of its Subsidiaries to undertake any remedial action.  The board of directors of each of the Banks (or, where appropriate, of any other Subsidiary of Kentucky First) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act, and the regulations thereunder, and each of the Banks has complied in all material respects with any requirements to file reports and other necessary (or such other Subsidiary of Kentucky First) documents as required by the USA PATRIOT Act and the regulations thereunder.

(t)           Tax Treatment of the Merger.  Kentucky First has no knowledge of any fact or circumstance relating to Kentucky First or its Subsidiaries that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(u)           Availability of Funds.  Kentucky First has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

ARTICLE IV
Conduct Pending the Merger

4.1        Forbearances by CKF Bancorp.  Except as expressly contemplated or permitted by this Agreement or as set forth in Section 4.1 of CKF Bancorp’s Disclosure Letter, during the period from the date of this Agreement to the Effective Time, CKF Bancorp shall not, nor shall CKF Bancorp permit any of its Subsidiaries to, without the prior written consent of Kentucky First, which consent shall not be unreasonably withheld:

(a)           conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)           (i)           incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Cincinnati with a maturity of not more than one year;

(ii)           prepay any indebtedness or other similar arrangements so as to cause CKF Bancorp to incur any prepayment penalty thereunder;

(c)	(i)	adjust, split, combine or reclassify any capital stock;

(ii)          make, declare or pay any dividend or any other distribution on its capital stock, except for regular semi-annual cash dividends at an annual rate not in excess of $0.10 per share of CKF Bancorp Common Stock and dividends paid by any of CKF Bancorp’s Subsidiaries for the purpose of enabling CKF Bancorp to pay such dividends;

(iii)         grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv)         issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of stock options outstanding as of the date hereof; or

(v)         directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d)         sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e)         except pursuant to contracts or agreements in force at the date of or permitted by this Agreement or the purchase of Federal Home Loan Bank of Cincinnati stock in the ordinary course of business consistent with past practice, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f)         enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $10,000 per annum, the renewal of insurance policies for coverage levels comparable to those in effect on the date hereof, and contracts or agreements covered by Section 4.1(g);

(g)         make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $350,000 with respect to any individual borrower, or (ii) loans or advances as to which Central Kentucky Federal has a binding obligation to make such loans or advances as of the date hereof;

(h)         except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of CKF Bancorp or Central Kentucky Federal, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(i)          except as may be required under existing agreements (i) increase in any manner the compensation or fringe benefits of any of its employees or directors, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii)          become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director except for such actions as may be required by law or regulations;

(iii)         voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv)        elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee.

(j)          commence any action or proceeding, other than to enforce any obligation owed to CKF Bancorp or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $20,000 or (ii) which would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k)         amend its certificate of incorporation, charter or bylaws, or similar governing documents;

(l)          restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(m)        make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

(n)         make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(o)         establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p)         enter into any futures contract, option, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(q)           make any changes in policies in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies, except as may be required by changes in applicable law or regulations, GAAP, or per the direction of a Governmental Entity;

(r)           issue any communication of a general nature to employees relating to benefits and compensation without prior consultation with Kentucky First and, to the extent relating to post-Closing employment, benefit or compensation information, without the prior consent of Kentucky First (which shall not be unreasonably withheld, conditioned or delayed) or issue any communication of a general nature to customers without the prior approval of Kentucky First (which shall not be unreasonably withheld, conditioned or delayed), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

(s)           foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Kentucky First and conducting a Phase I environmental assessment of the property, or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank;

(t)            make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(u)           take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(v)           implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w)          knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(x)           agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by CKF Bancorp or response thereto by Kentucky First shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2        Forbearances by Kentucky First.  Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Kentucky First shall not, nor shall Kentucky First permit any of its Subsidiaries to, without the prior written consent of CKF Bancorp, which shall not unreasonably be withheld:

(a)           take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)           take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c)           knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(d)           agree to take, make any commitment to take, or adopt any resolutions of  its Board of Directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V
Covenants

5.1         Acquisition Proposals.

(a)           From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, CKF Bancorp shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by CKF Bancorp or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information or data regarding CKF Bancorp or any of its Subsidiaries to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than Kentucky First), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into or consummate any agreement, arrangement or understanding contemplating any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of CKF Bancorp or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by CKF Bancorp or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by CKF Bancorp.  Notwithstanding the foregoing, prior to the adoption and approval of this Agreement by CKF Bancorp’s stockholders, at a meeting of the stockholders of CKF Bancorp or in an action by the written consent in lieu of such a stockholder meeting, this Section 5.1(a) shall not prohibit CKF Bancorp from furnishing nonpublic information regarding CKF Bancorp and its Subsidiaries to, or entering into discussions with, any person in response to an Acquisition Proposal that is submitted to CKF Bancorp by such person (and not withdrawn) if (1) the Acquisition Proposal constitutes or could reasonably result in a Superior Proposal, (2) CKF Bancorp has not violated any of the restrictions set forth in this Section 5.1, (3) CKF Bancorp’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that such action is required in order for the Board of Directors to comply with its fiduciary obligations to CKF Bancorp’s stockholders under applicable law, and (4) at least two (2) Business Days prior to furnishing any nonpublic information to, or entering into discussions with, such person, CKF Bancorp gives Kentucky First written notice of the identity of such person and of CKF Bancorp’s intention to furnish nonpublic information to, or enter into discussions with, such person and CKF Bancorp receives from such person an executed confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between Kentucky First and CKF Bancorp.  In addition, nothing contained in this Agreement shall prohibit CKF Bancorp and any of its representatives from (i) informing any person of the existence of the provisions of this Section 5.1, (ii) contacting any person solely to clarify the terms and conditions of an Acquisition Proposal, or (iii) disclosing any information to its stockholders that the CKF Bancorp Board of Directors determines in good faith (after consultation with its outside legal counsel) that it is required to disclose in order to not breach its fiduciary duties to CKF Bancorp’s shareholders under applicable law, subject to compliance with the requirements of this Section 5.1.

(b)           CKF Bancorp will notify Kentucky First immediately orally (within one calendar day) and in writing (within three calendar days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to Kentucky First any written materials received by CKF Bancorp or any of its Subsidiaries in connection therewith. CKF Bancorp will keep Kentucky First informed of any developments with respect to any such Acquisition Proposal, request or inquiry promptly upon the occurrence thereof.

(c)           CKF Bancorp will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. CKF Bancorp will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1. CKF Bancorp will promptly request each person (other than Kentucky First) that has executed a confidentiality agreement in the 12 months prior to the date hereof in connection with its consideration of a business combination with CKF Bancorp or Central Kentucky Federal to return or destroy all confidential information previously furnished to such person by or on behalf of CKF Bancorp or Central Kentucky Federal. CKF Bancorp shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2         Advice of Changes.  Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3         Access and Information.

(a)           Upon reasonable notice, CKF Bancorp shall (and shall cause its Subsidiaries to) afford Kentucky First and its representatives (including, without limitation, directors, officers and employees of Kentucky First and its affiliates and counsel, accountants and other professionals retained by Kentucky First) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to CKF Bancorp and CKF Bancorp’s Subsidiaries as Kentucky First may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by CKF Bancorp in this Agreement and, provided further, that CKF Bancorp need not furnish, and need not cause its Subsidiaries to furnish, access to books, records, contracts, properties or information to the extent such books, records, contracts, properties or information disclose (i) matters involving this Agreement, (ii) information or material that CKF Bancorp or Central Kentucky Federal is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of CKF Bancorp or Central Kentucky Federal, or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to CKF Bancorp, the granting of such access would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.  Notwithstanding the foregoing, neither CKF Bancorp nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement.  The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(b)           From the date hereof until the Effective Time, CKF Bancorp shall, and shall cause CKF Bancorp’s Subsidiaries to, promptly provide Kentucky First with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as Kentucky First may reasonably request, provided, however, that CKF Bancorp need not provide, and need not cause its Subsidiaries to provide, copies of any portion of a document disclosing (i) matters involving this Agreement, (ii) information or material that CKF Bancorp or Central Kentucky Federal is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of CKF Bancorp or Central Kentucky Federal, or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to CKF Bancorp, such provision would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.  Notwithstanding the foregoing, neither CKF Bancorp nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement.  The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c)           Kentucky First will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

(d)           From and after the date hereof, representatives of Kentucky First and CKF Bancorp shall meet on a regular basis to discuss and plan for the conversion of CKF Bancorp’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Kentucky First and its Subsidiaries with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger.

(e)           CKF Bancorp and Central Kentucky Federal shall give notice to a designee of Kentucky First, and shall invite such person to attend all regular and special meetings of the Boards of Directors of CKF Bancorp and Central Kentucky Federal and all regular and special meetings of any senior management committee (including but not limited to the executive committee and the loan and discount committee of Central Kentucky Federal) of CKF Bancorp or Central Kentucky Federal.  Such designees shall have no right to vote and shall not attend sessions of board and committees during which there is being discussed (i) matters involving this Agreement, (ii) information or material that CKF Bancorp or Central Kentucky Federal is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of CKF Bancorp or Central Kentucky Federal, or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to CKF Bancorp, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

5.4         Applications; Consents.

(a)           The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement.  CKF Bancorp and Kentucky First shall furnish each other with all information concerning themselves, their respective subsidiaries, and their and their respective subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Kentucky First, CKF Bancorp or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.  Kentucky First and CKF Bancorp shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Kentucky First and CKF Bancorp, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b)           As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.

5.5         Antitakeover Provisions.  CKF Bancorp and Central Kentucky Federal shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Kentucky First and its Subsidiaries, the Agreement, the Merger and the Bank Merger from any provisions of an antitakeover nature in CKF Bancorp’s or its Subsidiaries’ certificate of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6         Additional Agreements.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7         Publicity.  The initial press release announcing this Agreement shall be a joint press release and thereafter CKF Bancorp and Kentucky First shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to stockholders) with respect to the Merger and any other transactions contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8         Stockholder Meeting.

(a)           CKF Bancorp will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement.  In furtherance of that obligation, CKF Bancorp will take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Stockholder Meeting”) as promptly as practicable following effectiveness of the the Registration Statement (defined below) for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement.  CKF Bancorp agrees that its obligations pursuant to this Section 5.8(a) shall not be affected by the commencement, public proposal, public disclosure or communication to CKF Bancorp of any Acquisition Proposal or by any Change of Recommendation (as defined below).  Subject to Section 5.8(b), CKF Bancorp shall, (i) through CKF Bancorp’s Board of Directors, recommend to its stockholders approval and adoption of this Agreement, (ii) include such recommendation in the Proxy Statement-Prospectus and (iii) use commercially reasonable efforts to obtain from its stockholders a vote approving and adopting this Agreement.

(b)           Notwithstanding anything in this Agreement to the contrary, at any time prior to the Effective Time, CKF Bancorp’s Board of Directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would cause it to violate its fiduciary duties under applicable law, withdraw, modify or change its recommendation that the stockholders of CKF Bancorp approve this Agreement (a “Change of Recommendation”); provided that prior to any such Change of Recommendation, CKF Bancorp shall have complied in all material respects with Section 5.1, given Kentucky First prompt written notice advising it of the decision of CKF Bancorp’s Board of Directors to take such action and, in the event the decision relates to an Acquisition Proposal, given Kentucky First the material terms and conditions of the Acquisition Proposal, including the identity of the person making any such Superior Proposal or inquiry and the material terms of such Acquisition Proposal or inquiry; and provided, further, that in the event the decision relates to an Acquisition Proposal: (i) CKF Bancorp shall have given Kentucky First three (3) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if Kentucky First proposes to revise the terms of this Agreement, CKF Bancorp shall have negotiated, and shall have caused its financial and legal advisors to negotiate, in good faith with Kentucky First with respect to such proposed revisions or other proposal; and (ii) CKF Bancorp’s Board of Directors shall have determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Kentucky First, if any, that such Acquisition Proposal constitutes a Superior Proposal.  In the event CKF Bancorp’s Board of Directors does not make the determination referred to in clause (ii) of this paragraph and thereafter determines to withdraw, modify or change its recommendation that the stockholders of CKF Bancorp approve this Agreement pursuant to this Section 5.8(b), the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change.  In the event of any material revisions to the Acquisition Proposal, CKF Bancorp shall be required to deliver a new written notice to Kentucky First and to again comply with the requirements of this Section 5.8(b) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days.  Unless this Agreement is terminated pursuant to Section 7.1, or unless a Change of Recommendation is made prior to the 31st day following the date of this Agreement, this Agreement shall be submitted to the stockholders of CKF Bancorp at the Stockholder Meeting for the purpose of voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve CKF Bancorp of such obligation; provided, however, that if CKF Bancorp’s Board of Directors shall have effected a Change of Recommendation, then CKF Bancorp’s Board of Directors may submit this Agreement to CKF Bancorp’s stockholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event CKF Bancorp’s Board of Directors may communicate the basis for its lack of a recommendation to CKF Bancorp’s stockholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by applicable law.  In addition to the foregoing, CKF Bancorp shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

5.9         Registration of Kentucky First Common Stock.

(a)           As promptly as reasonably practicable following the date hereof, Kentucky First shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Kentucky First Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”).  The Registration Statement shall contain proxy materials relating to the matters to be submitted to the CKF Bancorp stockholders at the Stockholders Meeting, which shall also constitute the prospectus relating to the shares of Kentucky First Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”).  CKF Bancorp will furnish to Kentucky First the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Kentucky First and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC.  Kentucky First shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby.  CKF Bancorp will use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to CKF Bancorp’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.  Kentucky First will advise CKF Bancorp, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Kentucky First Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement.  If at any time prior to the Effective Time any information relating to Kentucky First or CKF Bancorp, or any of their respective affiliates, officers or directors, should be discovered by Kentucky First or CKF Bancorp which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Kentucky First with the SEC and disseminated by CKF Bancorp to the stockholders of CKF Bancorp.

(b)           Kentucky First shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of CKF Bancorp and Kentucky First shall furnish all information concerning it and the holders of CKF Bancorp Common Stock as may be reasonably requested in connection with any such action.

(c)           Prior to the Effective Time, Kentucky First shall notify The Nasdaq Global Market of the additional shares of Kentucky First Common Stock to be issued by Kentucky First in exchange for the shares of CKF Bancorp Common Stock.

5.10       Notification of Certain Matters.  Each party shall give prompt notice to the other of:  (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect.  Each of CKF Bancorp and Kentucky First shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11       Employee Benefit Matters.

(a)           Kentucky First intends to offer employment beginning as of the Effective Time to all employees of CKF Bancorp and Central Kentucky Federal.  All persons who are employees of CKF Bancorp and Central Kentucky Federal immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of Kentucky First and/or First Federal of Frankfort.  Except as set forth in Section 5.11(d), below, Kentucky First and First Federal of Frankfort shall employ Continuing Employees at salary rates identical to those in effect at CKF Bancorp and Central Kentucky immediately prior to the Effective Time.  Except for any Continuing Employee who enters into an employment agreement with Kentucky First and First Federal of Frankfort, all of the Continuing Employees shall be employed at the will of Kentucky First and First Federal of Frankfort, and no contractual right to employment shall inure to such employees because of this Agreement.

(b)           General Rule:  No Change in Insurance Coverage Expected for 2012.  Following the Effective Time, Kentucky First will use its reasonable best efforts not to make any change during calendar year 2012 in any medical, dental, vision, disability, life insurance or any other “welfare plan” as defined in Section 3(1) of ERISA that a Continuing Employee was covered by immediately prior to the Effective Time.  Beginning in calendar year 2013 and until such time as First Federal of Frankfort and First Federal of Hazard merge with and into each other (a “Subsequent Bank Merger”), Kentucky First will use its reasonable best efforts to cause Continuing Employees to receive benefits under First Federal of Frankfort medical plans and other welfare plans substantially similar to those provided to such persons under existing CKF Bancorp and Central Kentucky Federal medical plans and other welfare plans.  Continuing Employees and their eligible dependents will receive credit under Central Kentucky’s medical plans and other welfare plans for any expenses incurred by such Continuing Employees and their eligible dependents during the portion of the calendar year prior to the Effective Time for purposes of satisfying applicable deductible, co-insurance, maximum out-of-pocket and similar expenses.

(c)           Credit for Prior Service.  To the extent applicable, service with CKF Bancorp or Central Kentucky Federal shall be deemed to be service with Kentucky First and First Federal of Frankfort for eligibility and vesting purposes only, but not for purposes of benefit accruals.

(d)           Kentucky First and the CKF Parties will collaborate with respect to structuring, amending or terminating the benefit plans of the CKF Parties and First Federal of Frankfort with a view toward establishing an appropriate benefits structure for employees beginning with calendar year 2013.

(e)           Central Kentucky 401(k) Plan.  For calendar year 2012, except as required by applicable law, there shall be no change to the Central Kentucky Federal 401(k) Plan, and Continuing Employees will continue to participate in the 401(k) Plan under the same terms and conditions that were in effect immediately prior to the Effective Time, unless such changes are required by applicable law.  Beginning with calendar year 2013, the Central Kentucky Federal 401(k) Plan may be merged, terminated or frozen, at the discretion of Kentucky First.

(f)           First Federal of Hazard ESOP.  Upon the event of a Subsequent Bank Merger, Continuing Employees shall become eligible to participate in the First Federal of Hazard ESOP in accordance with the terms of such ESOP.  In that case, it is understood that Continuing Employees shall receive prior service credit with CKF Bancorp, Central Kentucky Federal and/or First Federal of Frankfort for purposes of eligibility and vesting only, but not for purposes of benefit accruals with respect to the First Federal of Hazard ESOP.

(g)           Central Kentucky Federal Employee Stock Ownership Plan.  Notwithstanding anything in this Agreement to the contrary, Central Kentucky Federal shall, in cooperation with Kentucky First, terminate the Central Kentucky ESOP immediately prior to the Effective Time and subject to the occurrence of the Effective Time.  All shares of CKF Bancorp Common Stock held by the Central Kentucky ESOP shall be converted into the right to receive the Merger Consideration as elected by the participants of the Central Kentucky ESOP, all accounts shall be fully vested and all assets in the Central Kentucky ESOP shall be distributed to Central Kentucky ESOP participants after the receipt of a favorable determination letter from the IRS.  Prior to the Effective Time, Central Kentucky shall take all such actions as are necessary, determined in consultation with Kentucky First, in order to submit the application for a favorable determination letter in advance of the Effective Time, and following the Effective Time, Kentucky First shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible.

(h)           Directors Plan.  Immediately on or prior to the Effective Time, Central Kentucky shall, in cooperation with Kentucky First, terminate the Central Kentucky Federal Savings Bank Retirement Plan for Non-Employee Directors, and the amounts due thereunder shall be paid in a lump sum to the participants therein on the Effective Time, in accordance with the terms of the plan and Section 409A of the Code.

(i)           At the Closing, Kentucky First and First Federal of Frankfort will offer employment agreements to William H. Johnson and Russell M. Brooks, substantially in the form attached hereto as Exhibit C.  Immediately following the Effective Time, Mr. Johnson will serve in the position of Vice President of Kentucky First and Senior Vice President and President of Danville-Lancaster Operations of First Federal of Frankfort and will assume executive responsibilities for lending and deposit operations in the Danville-Lancaster area, and Mr. Brooks will serve in the position of Chief Financial Officer of First Federal of Frankfort and will report to the Chief Financial Officer of Kentucky First.  Mr. Brooks and the Chief Financial Officer of Kentucky First will meet prior to the Effective Time to define the specific duties and responsibilities to be given to Mr. Brooks following the Effective Time.

5.12       Indemnification.

(a)           From and after the Effective Time through the sixth anniversary of the Effective Time, Kentucky First agrees to indemnify and hold harmless each present and former director and officer of CKF Bancorp or any of its Subsidiaries and each officer or employee of CKF Bancorp and or any of its Subsidiaries that is serving or has served as a director or officer of another entity expressly at the request or direction of CKF Bancorp or any of its Subsidiaries (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to CKF Bancorp’s certificate of incorporation and bylaws as in effect on the date of this Agreement and to the fullest extent permitted by law.

(b)           Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Kentucky First thereof, but the failure to so notify shall not relieve Kentucky First of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice Kentucky First.

(c)           Kentucky First shall use its reasonable best efforts to maintain CKF Bancorp’s and its Subsidiaries’ existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by CKF Bancorp’s existing policy, including Kentucky First’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three years after the Effective Time; provided, however, that in no event shall Kentucky First be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount per annum in excess of 100% of the amount of the annual premiums paid by CKF Bancorp as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, Kentucky First shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d)           In the event Kentucky First or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Kentucky First assume the obligations set forth in this Section 5.12.

(e)           The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13       Board of Directors

(a)           Subject to the receipt of a waiver from the OCC permitting First Federal of Frankfort’s Board of Directors to amend First Federal of Frankfort’s Bylaws to increase the number of directors constituting the Board of Directors to 17, which waiver Kentucky First and its Subsidiaries shall use their best efforts to obtain, First Federal of Frankfort shall take all action necessary to appoint all of the members of the Boards of Directors of CKF Bancorp and Central Kentucky Federal who were serving in that capacity immediately prior to the Effective Time to First Federal of Frankfort’s Board of Directors, effective immediately following the Effective Time (“Continuing Directors”).  Three such individuals will be appointed to terms expiring at the 2012 annual meeting of stockholders, two such individuals will be appointed to terms expiring at the 2013 annual meeting of stockholders, and two such individuals will be appointed to terms expiring at the 2014 annual meeting of stockholders.  Upon the expiration of such initial terms, subject to any required regulatory approvals and the exercise of their fiduciary duties, the Board of Directors of First Federal of Frankfort shall renominate such individuals for election for one additional three-year term.  Thereafter, such individuals shall be subject to the same nomination and election procedures as the other directors on First Federal of Frankfort’s Board of Directors.  Such Continuing Directors who are not officers of First Federal of Frankfort shall receive a fee of $900 per month for each month during which he or she serves as a director.  In the event the waiver described in the first sentence of this Section 5.13(a) cannot be obtained, one current director from each of First Federal of Frankfort and Central Kentucky Federal shall be named as an advisory director of First Federal of Frankfort and shall receive a fee of $900 per month for each month during which he or she serves as an advisory director, and all other provisions of this Section 5.13(a) shall be effected, except that only two Continuing Directors will be appointed to terms expiring at the 2012 annual meeting of stockholders.

(b)           As soon as reasonably practicable after the Effective Time, the Board of Directors of Kentucky First shall appoint W. Banks Hudson as a director of Kentucky First to serve in the class of directors with terms expiring at the 2013 annual meeting of stockholders shall appoint William H. Johnson as a director of Kentucky First to serve in the class of directors with terms expiring at the 2014 annual meeting of stockholders, conditional upon obtaining any necessary regulatory approvals.  Upon the expiration of such initial terms, subject to any required regulatory approvals and the exercise of their fiduciary duties, the Board of Directors of Kentucky First shall renominate such individuals for election for one additional three-year term.  Thereafter, Messrs. Banks and Johnson shall be subject to the same nomination and election procedures as the other directors on Kentucky First’s Board of Directors.

5.14      Operations of Central Kentucky Federal after the Bank Merger.  Immediately following the consummation of the Bank Merger, Kentucky First will operate the former offices of Central Kentucky Federal as branch offices of First Federal of Frankfort.  If requested by CKF Bancorp and subject to any required regulatory approvals, First Federal of Frankfort shall operate such former Central Kentucky Federal branch offices under the name “Central Kentucky Federal Savings Bank.”

5.15      Environmental Reports.  CKF Bancorp shall cooperate with an environmental consulting firm designated by Kentucky First that is reasonably acceptable to CKF Bancorp (the “Environmental Consultant”) in connection with the conduct by the Environmental Consultant of a Phase I and/or II Environmental Site Assessment or other environmental investigation on all real property owned or leased by CKF Bancorp or Central Kentucky Federal as of the date of this Agreement (the “CKF Bancorp Property”). If Kentucky First reasonably determines that further investigatory procedures are required as to any CKF Bancorp Property on the basis of the review of the report of the initial investigation with respect to such CKF Bancorp Property prepared by the Environmental Consultant, and should Kentucky First order the Environmental Consultant to perform such further investigatory procedures, CKF Bancorp shall cooperate with such further investigatory procedures.  Kentucky First shall furnish true and complete copies of any reports of the Environmental Consultant that it receives with respect to any CKF Bancorp Property. CKF Bancorp shall not, and shall cause its Subsidiaries not to, without the written consent of Kentucky First, knowingly take any action or execute any instruments that would affect the status of any of its properties under environmental laws or its rights or duties under such laws.

5.16      Reserves and Merger-Related Costs.  Prior to the Effective Time, each of CKF Bancorp and its Subsidiaries shall, consistent with GAAP and applicable U.S. banking laws and regulations, modify or change its loan, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Kentucky First, provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Sections 6.1(a) and (b); provided further, that in any event, no accrual or reserve made by CKF Bancorp or any of its Subsidiaries pursuant to this Section 5.16 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.  The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of CKF Bancorp or its management with any such adjustments.

ARTICLE VI
Conditions to Consummation

6.1         Conditions to Each Party’s Obligations.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been approved by the requisite vote of CKF Bancorp’s stockholders in accordance with applicable laws and regulations.

(b)           Regulatory Approvals.  All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Kentucky First of the transactions contemplated hereby that, had such condition or requirement been known, Kentucky First would not, in its reasonable judgment, have entered into this Agreement.

(c)           No Injunctions or Restraints; Illegality.  No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement, and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement.  No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement.

(d)           Third Party Consents.  Kentucky First and CKF Bancorp shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Kentucky First (after giving effect to the consummation of the transactions contemplated hereby).

(e)           Registration Statement; Blue Sky Laws.  The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and Kentucky First shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(f)           Nasdaq Listing.  To the extent required, the shares of Kentucky First Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq Global Market, subject to official notice of issuance.

6.2        Conditions to the Obligations of Kentucky First.  The obligations of Kentucky First to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Kentucky First:

(a)           CKF Bancorp’s and Central Kentucky Federal’s Representations and Warranties.  Each of the representations and warranties of CKF Bancorp and Central Kentucky Federal contained in this Agreement and in any certificate or other writing delivered by CKF Bancorp pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)           Performance of CKF Parties’ Obligations.  Each of the CKF Parties shall have performed in all material respects all obligations required to be performed by each of them under this Agreement at or prior to the Effective Time.

(c)           Officers’ Certificate.  Kentucky First shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of each of the CKF Parties, and solely on behalf of the CKF Parties, to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d)           Employment Agreements.  William H. Johnson and Russell M. Brooks shall have terminated their existing employment agreements with CKF Bancorp and Central Kentucky Federal and shall have executed and delivered to Kentucky First and First Federal of Frankfort the Employment Agreements substantially in the form attached hereto as Exhibit C.

(e)           No Material Adverse Effect.  There shall not have been a Material Adverse Effect with respect to the CKF Parties or any of their Subsidiaries.

(f)           Inapplicability of Memoranda of Understanding.  The approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall not contain any provision that would cause the provisions of either memorandum of understanding to which either CKF Bancorp or Central Kentucky Federal currently is subject to apply to Kentucky First or First Federal of Frankfort following the Effective Time.

(g)           Appraisal Rights.  The aggregate number of shares of CKF Bancorp Common Stock with respect to which the holders thereof have exercised and not withdrawn their appraisal rights shall not exceed 15% of the outstanding shares of CKF Bancorp Common Stock as of the record date for the Stockholder Meeting.

(h)           Tangible Stockholders’ Equity.  Total tangible stockholders’ equity of CKF Bancorp as of the most recent month end prior to the Closing Date, as reflected in CKF Bancorp’s audited or reviewed consolidated balance sheet, shall not be less that $12.5 million, excluding the effects of: (i) the payment of or accrual for all Merger-related expenses, (ii) any adjustments made in accordance with Accounting Standards Codification 320; and (iii) any expenses incurred or accounting or other adjustments made pursuant to Section 5.16 hereof.

(i)           Burdensome Condition.  None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Kentucky First of the transactions contemplated hereby that, had such condition or requirement been known, Kentucky First would not, in its reasonable judgment, have entered into this Agreement.

(j)           Tax Opinion.  Kentucky First shall have received an opinion its counsel or its independent registered public accounting firm, dated the Closing Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC.  In rendering its opinion, such counsel or firm may require and rely upon customary representations contained in certificates of officers of CKF Bancorp, Kentucky First and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

6.3        Conditions to the Obligations of the CKF Parties.  The obligations of the CKF Parties to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by the CKF Parties:

(a)           Kentucky First’s Representations and Warranties. Each of the representations and warranties of Kentucky First contained in this Agreement and in any certificate or other writing delivered by Kentucky First pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)           Performance of Kentucky First’s Obligations.  Kentucky First shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)           Officers’ Certificate.  CKF Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Kentucky First, and solely on behalf of Kentucky First, to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d)           No Material Adverse Effect.  There shall not have been a Material Adverse Effect with respect to Kentucky First.

(e)           Kentucky First and First Federal of Frankfort shall have executed the agreements referenced in Section 5.11(i).

(f)           Tax Opinion.  CKF Bancorp shall have received an opinion its counsel or its independent registered public accounting firm, dated the Closing Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC.  In rendering its opinion, such counsel or firm may require and rely upon customary representations contained in certificates of officers of CKF Bancorp, Kentucky First and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

ARTICLE VII
Termination

7.1        Termination.  This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a)           by the mutual written consent of Kentucky First and the CKF Parties; or

(b)           by either Kentucky First or the CKF Parties, in the event of the failure of CKF Bancorp’s stockholders to approve the Agreement at the Stockholder Meeting; provided, however, that CKF Bancorp shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c)           by either Kentucky First or the CKF Parties, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d)           by either Kentucky First or the CKF Parties, in the event that the Merger is not consummated by September 30, 2012, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e)           by either Kentucky First or the CKF Parties (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f)           by Kentucky First, (i) if CKF Bancorp shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii)  if the CKF Bancorp’s Board of Directors does not publicly recommend in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors of CKF Bancorp effects a Change of Recommendation; or

(g)           by Kentucky First, if, on the basis of one or more Phase II Environmental Site Assessment Reports of the Environmental Consultant, Kentucky First reasonably determines that (A) the aggregate costs of taking all remedial and corrective actions and measures (1) required by applicable law, or (2) recommended by such report(s), in the aggregate (including the aggregate costs of the taking of further investigative procedures and the obtaining of the Phase II Environmental Site Assessment Report(s)), would exceed the sum of $300,000, or (B) that the sum of such costs identified in clause (A) cannot be reasonably estimated with any degree of certainty but could reasonably be expected to exceed the sum of $500,000 in the aggregate; provided, however, that Kentucky First may not exercise this termination right after February 3, 2012; or

(h)           by the CKF Parties if CKF Bancorp has received a Superior Proposal and CKF Bancorp’s Board of Directors has made a determination to accept such Superior Proposal, after determining in good faith (based on advice of its outside legal counsel) that failing to terminate this Agreement would constitute a breach of its fiduciary duties under applicable law, provided that (i) the CKF Bancorp Parties have not materially breached their obligations under Section 5.1; (ii) promptly following such termination of this Agreement, CKF Bancorp shall enter into a definitive agreement with respect to such Superior Proposal and pay to Kentucky First the Fee set forth in Section 7.2(a); and (iii) (a) at least five business days prior to such termination, CKF Bancorp shall provide written notice to Kentucky First advising it that CKF Bancorp’s Board of Directors is prepared, subject to the additional requirements of this Section 7.1(h), to cause CKF Bancorp to accept a Superior Proposal, specifying the terms and conditions thereof and identifying the person making such proposal (it being understood and agreed that any amendment or modification of an Acquisition Proposal shall result in a new Acquisition Proposal for which a new five business day period following a new notice referred to above shall be required) and (b) CKF Bancorp shall, and shall cause its outside legal counsel and financial advisor to, negotiate in good faith with Kentucky First, if requested by Kentucky First, to make adjustments in the terms and conditions of this Agreement as would enable CKF Bancorp to proceed with the transactions contemplated hereby on such adjusted terms consistent with CKF Bancorp’s Board of Directors’ determination in good faith (based on advice of its outside legal counsel) that proceeding based upon such adjusted terms would not constitute a breach of its fiduciary duties.

7.2         Termination Fee.

(a)         The CKF Parties shall pay to Kentucky First a fee of (i) $300,000 if the Agreement is terminated on or before December 3, 2011, or (ii) $600,000 if the Agreement is terminated after December 3, 2011 (the “Fee”), if this Agreement is terminated as follows:

(i)           if this Agreement is terminated by Kentucky First pursuant to Section 7.1(f), then the CKF Parties shall pay the Fee on the second business day following such termination;

(ii)          if this Agreement is terminated by (A) Kentucky First or CKF Bancorp pursuant to Section 7.1(b) or (B) by Kentucky First pursuant to Section 7.1(e) because of CKF Bancorp’s willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to CKF Bancorp shall have been publicly announced or otherwise communicated or made known to CKF Bancorp’s Board of Directors (or any person shall have publicly announced, communicated or made known an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), then the CKF Parties shall pay (x) one third of the Fee to Kentucky First on the second business day following such termination and (y) if within 12 months after such termination CKF Bancorp enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then the CKF Parties shall pay the remainder of the Fee on the date of such execution or consummation; and

(iii)         if this Agreement is terminated by the CKF Parties pursuant to Section 7.1(h) herein, then the CKF Parties shall pay the Fee concurrently with such termination.

(b)         Any amount that becomes payable pursuant to Section 7.2(a) shall be paid by wire transfer of immediately available funds to an account designated by Kentucky First in writing to the CKF Parties.

(c)         CKF Bancorp acknowledges that the agreement contained in Section 7.2(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by CKF Bancorp, Kentucky First would not have entered into this Agreement and that such amounts do not constitute a penalty.  If CKF Bancorp fails to pay the amounts due under Section 7.2(a) with the time periods specified, CKF Bancorp shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Kentucky First in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

7.3        Effect of Termination.  In the event of termination of this Agreement by either Kentucky First or CKF Bancorp as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2, 8.6 and 8.8, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII
Certain Other Matters

8.1        Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2          Survival.  Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time.  All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3          Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of CKF Bancorp, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of CKF Bancorp Common Stock or that would contravene any provision of the DGCL, or the federal banking laws, rules and regulations.

8.4          Counterparts.  This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.  A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

8.5          Governing Law.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6          Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7          Notices.  All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to Kentucky First to:

Tony C. Whitaker
Chairman and Chief Executive Officer
Kentucky First Federal Bancorp
479 Main Street
Hazard, Kentucky  41701
Facsimile:  (606) 436-0872

With copies to:

Kilpatrick Townsend & Stockton LLP
Suite 900
607 14th Street, NW
Washington, DC  20005
Facsimile: (202) 508-5858
Attention:  Gary R. Bronstein, Esq.

If to CKF Bancorp and/or Central Kentucky Federal, to:

William H. Johnson
President and Chief Executive Officer
340 West Main Street
Danville, Kentucky  40422
Facsimile:  (859) 236-4363

With copies to:

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW
Washington, DC  20015
(202) 274-2000
Facsimile: (202) 362-2902
Attention:  Kip A. Weissman, Esq.

8.8          Entire Agreement; etc.  This Agreement, together with the Exhibits and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made, except that the confidentiality agreement between Kentucky First and CKF Bancorp shall remain in full force and effect.  All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except for Sections 5.11 and 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9          Successors and Assigns; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10       Specific Performance.  Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

Kentucky First Federal Bancorp

By:	/s/ Tony D. Whitaker
Tony D. Whitaker
Chairman and Chief Executive Officer

CKF Bancorp, Inc.

By:	/s/ William H. Johnson
William H. Johnson
President and Chief Executive Officer

Central Kentucky Federal Savings Bank

By:	/s/ William H. Johnson
William H. Johnson
President and Chief Executive Officer